OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Ceres Greens LLC

21 Metro Way
Unit 8
Barre, VT 05641

www.ceresgreens.com

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

INVESTMENT OPPORTUNITY

Convertible Note

Note converts to equity when the company raises $1,000,000.00 in qualified equity financing

Maturity Date: May 1, 2019

$10M valuation cap

15% discount rate

8% yearly interest rate

Maximum $107,000 of convertible promissory notes ($107,000)

Minimum $10,000 of convertible promissory notes ($10,000)

Company	Ceres Greens LLC
Corporate Address	21 Metro Way, Unit 8, Barre VT 05641
Description of Business	Ceres Greens is a vertical farming company focused on growing and selling leafy green produce. We are owned and operated as a service disabled veteran owned small business.
Type of Security Offered	Convertible Promissory Notes
Minimum Investment Amount (per investor)	$200.00

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

The company grows leafy greens and herbs indoors in locales where outdoor or greenhouse production isn't feasible on a year round basis. We supply our customers with fresh local crops, using GMO-free seeds, grown without pesticides or herbicides. Using controlled environment agriculture methods, our team is able to create the ideal growing conditions for our crops; using 85% less water and not susceptible to weather, drought, natural disasters or pests. The end result is predictable harvests, sales and revenues versus the unpredictability of outdoor farming.

The company has selected Vermont to locate its first growing operation, due to the strong demand for fresh, locally grown produce throughout northern New England. The company has developed a strategic market development plan, which will guide the evaluation and siting of future growing operations in the United States.

A key value for the company is its service-oriented culture; the company seeks to serve by providing food, the company will partner with the military veteran farming community and seek to hire veterans that wish to enjoy a career in horticulture and food production.

Sales, Supply Chain, & Customer Base

The company markets indirectly to high volume end-customers and sells direct to food distributors, with established logistics supply chains, on a wholesale basis. The farm is strategically situated on the distribution routes used by all food distributors serving the northern New England and Boston markets.

Competition

Current competitors in our market is limited due to the nature of our business. Vermont imports 90% of its produce throughout much of the year which suggests that local competition is limited. There are three main hydroponic greenhouse producers in our region, however they are primarily focused on the retail market (grocery stores, chains, etc.), whereas our team is focused on the wholesale market and institutional customers (colleges, universities, K-12 schools, hospitals, military bases, etc.). The demand in New England for local produce is extremely high due to its climate restricting the amount of farms able to grow year round.

Liabilities and Litigation

Ceres Greens currently has no liabilities or litigation pending.

The team

Officers and directors

Jacob Isham	Managing Member, CEO
Greg Kelly	Managing Member, CTO/COO

Jacob Isham
Jacob, our CEO, co-founded Ceres Greens in October 2016 due to a passion for local food, technology, and food security. Jacob is a native Vermonter, seventh generation farmer, and alumni of Veterans to Farmers (VTF) program for controlled environment agriculture (CEA), hydroponics, and farm management. Before Ceres Greens, Jacob worked as a Registered Representative with MassMutual from January 2016 to January 2017. He worked on consulting clients on financial planning, achieving Rising Leaders recognition after six months. Prior to MassMutual, Jacob was an Infantry Officer in the United States Army from October 2012 to January 2016. He graduated Infantry Basic Officer Leadership Course on the Commandant's List and entered the U.S. Army Ranger School at Fort Benning in 2013. Prior to finishing the course, he was medically removed and spent two years in recovery. While assigned to a Warrior Transition Unit, he was placed in positions with the Vermont Army National Guard and U.S. Department of State before being medically retired in January 2016.

Greg Kelly
Greg, our CTO/COO, co-founded Ceres Greens out of a passion for fresh, local food to be available yearround, everywhere. Greg is a technologist and inventor, having been a founder or served as a senior executive in seven startup companies spanning forty years. He holds a US Patent for a television event marking system. Before Ceres Greens, Greg was the founder & President of HortLabs in 2015 to 2016 and CTO of FreshGreens in 2015. Prior to FreshGreens, Greg was the founder & President of TelJet Longhaul, from 2002 - 2013, where he led the company in providing telecom services to financial, educational, government, business enterprise, and telecom carrier customers.

Number of Employees: 3

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Ineffective Intellectual Property and Methodology** One of the Company's most valuable assets is its intellectual property and methodologies. We currently hold Internet domain names, trademarks and trade secrets. Our intellectual property or methodologies could become ineffective.
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in subsequent funding rounds to increase production capacity.** We estimate that we will require at least $35,000 to commence growing our crops in our permanent facility. We believe that we will be able to finance the

commercial production of our crops with the funds raised in this campaign. If we are unable to do so, we may need to raise money from loans, future sales of securities or some combination thereof.

- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. Following the conversion of your Convertible Promissory Note to equity, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to either (1) buy back securities, (2) issue distributions, or (3) sell the company to a large competitor. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue distributions in the next two years, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, our plan for investors making a positive return on an investment is through either (1) security buy back plan after two years, (2) issuance of distributions after two years, or (3) from the sale of the company. Two years is defined as from the end of this round of online public offering (OPO) on Start Engine. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that conducting distributions is not viable, not in the best interest of the unitholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to distributions, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the economic environment, the rate of growth of the company, the perceived value of our brand and our intellectual property, comparable issuance of dividends in our industry and other industries, and the projected performance of the vertical farming industry.
- **Valuations at this stage are pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest. We want investors who are comfortable with their decision and believe in our mission.
- **Business projections are entirely estimates based on significant research in the vertical farming and agricultural market.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you) will make money, if there is sufficient demand for product, people think its a better option than the competition and our products and services are priced at a level that allows the company to make a profit and still attract business.
- **New and unproven industry** While agriculture is an old industry, vertical farming specifically is new and carries its own risks. Using new technologies and sometimes unproven methods may result in possible interruptions to production as the technology continuously improves and is refined. Additionally, push back in the market from entrenched farming communities may occur due to the

perceived disruptive nature of vertical farming.

- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.
- **Competition** The vertical farming industry is new and fast moving with companies raising millions from large investors. There are several large and growing companies with the engineering talent, economic resources and relationships needed to develop a competitive product. Many of these competitors also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more well-funded players.
- **We may face technological challenges** Due to the reliance on technology to achieve sustainable production densities and growth cycles, if our technology becomes damaged, tampered with, or outdated the Company could be at severe risk. This could happen at any point in our growth cycle and could result in a significant delay in delivering product to customers resulting in loss of revenue and potentially in customers themselves. Many of our growth assumptions are tied to our ability to deliver a steady supply of product. If we need to rebuild or develop new technology to meet that requirement, that could create significant delays and adversely impact the value of your investment.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jacob Isham, 65.0% ownership, Common Units Class A

Classes of securities

- Class A Common Units: 1,000,000

  Voting Rights *(of this security)*

  The holders of units of the Company's Class A Voting Common Units ("Class A"), are entitled to one vote for each unit held of record on all matters submitted to a vote of the unitholders.

  Distribution Rights

  Holders of units of Class A units are entitled to receive ratably such distributions as may be declared by the Managers out of funds legally available for distribution. Distributions will be a business decision to be made by the Managers from time to time, based upon the results of our operations, our financial condition and any other factors that our Managers considers relevant. Distributions may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

  Rights to Receive Liquidation Distributions

  Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class A units are entitled to share ratably in all of our assets remaining after payment of liabilities.

- Class B Common Units: 0

  Voting Rights *(of this security)*

  The holders of units of the Company's Class B Non-Voting Common Units ("Class B") are not entitled to vote on any matter except as required under applicable law.

  Distribution Rights

  Holders of units of Class B units are entitled to receive ratably such distributions as may be declared by the Managers out of funds legally available for distribution. Distributions will be a business decision to be made by the Managers from time to time, based upon the results of our operations, our financial condition and any other factors that our Managers considers relevant. Distributions may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

  Rights to Receive Liquidation Distributions

  Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class B units are entitled to share ratably in all of our assets remaining after payment of liabilities.

  Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B units are subject to and may be adversely affected by, the rights of the holders of our Class A units and any additional classes of units that we may designate in the future.

- Convertible Promissory Notes: 0

  Terms

  Note converts to equity when the company raises $1,000,000.00 in qualified equity financing

  Maturity Date: May 1, 2019

  $10M valuation cap

  15% discount rate

  8% yearly interest rate

  Maximum $107,000 of convertible promissory notes ($107,000)

  Minimum $10,000 of convertible promissory notes ($10,000)

What it means to be a Minority Holder

In our Company, the class and voting structure of our units has the effect of concentrating voting control with a few people, specifically the founders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of a Convertible Promissory Note, you will have no voting rights. Upon conversion of the Convertible Promissory Note, you will hold a minority interest in the Company and the founders will still control the Company. As a minority interest holder you will have limited ability, if at all, to influence our policies or any other company matter, including the election of Managers, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's interest in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from an offering (another crowdfunding round, a venture capital round or angel investment) or by conversion of certain instruments (e.g., convertible notes) into units.

If we decide to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the value per unit (although this typically occurs only if we conduct distributions, and most early stage companies are unlikely to conduct distributions, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

The company has been in its R&D stage and has not begun generating revenues. The company anticipates starting to generate revenue upon completion of the initial buildout of our growing facility in December 2017, and starting deliveries of our crops in January 2018.

Based on our forecasts and the liquidity of raising $107,000, we anticipate that we can operate the business for 6 months without revenue generation. The major expenses for the company are rent and utilities, with rent payments to begin in March 2018. The property lease is personally guaranteed by the Managing Members, not by the company.

Financial Milestones

The company has an incremental growth plan. The initial capital raise of $107,000 will allow the company to complete the initial buildout of its growing facility, begin revenue generation in January, 2018 and becoming cash flow positive in March, 2018.

The company has two options for growth; organic growth from internal cash flow and accelerated growth from a second capital raise. The company will pursue whichever of these growth options is determined to be the best for the company.

Revenue Projections

Q1/2018 Monthly Revenue Projections:

01/18 - $6,800.00

02/18 - $10,000.00

03/18 - $18,000.00 - become cash flow positive

Q2/2018 Monthly Revenue Projections:

Average - $18,000.00 per month

Q3/2108 - The company anticipates raising an additional $980,0000 in June, 2018, allowing the company to buildout the remainder of the facility to full capacity. In the event the company does not raise additional capital, the company will expand using internal cash flow, starting at $5,500 per month, increasing to $22,000 per month, until the facility is fully built out.

Q3/2108 Monthly Revenue Projections - Post Additional Capital Raise:

07/18 - $20,000

08/18 - $21,000

09/18 - $24,000

Q4/2018 - Average Monthly Revenue - $40,000

Q1/2019 - Average Monthly Revenue- $71,000

Q2/2019 - Average Monthly Revenue- $123,000

Q3/2019 - Average Monthly Revenue- $199,000

Q4/2019 - Average Monthly Revenue- $213,000

Liquidity and Capital Resources

The company has generated operating losses in its R&D phase. The company will use 90% of the funds raised to complete the initial buildout of our growing facility and retain 10% in reserve. The company anticipates raising additional capital in June 2018, under crowdfunding offerings, equity or debt issuances, or any other method available to the company, in order to complete the remainder of the facility buildout.

Indebtedness

The company has not had any loans or other material terms of indebtedness.

Recent offerings of securities

None

Valuation

$1,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The valuation merely reflects the opinion of the Company as to what would be fair market value of the Company.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Escrow Fees	$50	$535
Professional Fees	$0	$0
Net Proceeds	$9,350	$100,045

Use of Net Proceeds:		
R& D & Production	$0	$0
Marketing	$280.50	$1,200
Capital Reserves	$935	$10,000
Capital Expenditures	$8,134.50	$80,000
Total Use of Net Proceeds	$9,350	$100,045

We are seeking to raise at least $10,000 (target amount) and up to $107,000 (over-allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $107,000, we believe the amount will provide sufficient capital to complete the initial buildout of the company's growing facility and begin revenue generation. The company plans to use the net proceeds of approximately $100,045.00 as follows:

Utilization of funds will be broken down into three categories:

87% - Capital Expenditures (initial buildout of growing facility)

3% - Marketing Expenditures

10% - Capital Reserve

Capital Expenditures

Funds allocated for use in purchasing hydroponics equipment, LED and power equipment, environmental management system, processing equipment and facility improvements.

Marketing

Funds allocated for use in the company's marketing campaigns and expansion and improvement of the company's online presence (via website, social media, etc.).

Capital Reserves

Reserve funds be held for unanticipated expenses and costs unaccounted for in the Company's projected costs.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.ceresgreens.com/www.ceresgreens.com/annual-reports in the Annual Reports tab labeled "Annual Reports." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ceres Greens LLC

[See attached]

I, **Jacob Isham**, **CEO** of **Ceres Greens LLC**, hereby certify that the financial statements of **Ceres Greens LLC** and notes thereto for the periods ending **November 1, 2016** and **December 31, 2016** included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year **2016** the amounts reported on our tax returns were **total income of $0.00**; **taxable income of $0.00** and **total tax of $0.00**.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the **October 25, 2017**.

____________________ (Signature)

CEO (Title)

25 OCT 2017 (Date)

CERES GREENS LLC

FINANCIAL STATEMENTS
(UNAUDITED)

Ceres Greens LLC
Index to Financial Statements
(unaudited)

CERES GREENS LLC
BALANCE SHEETS
FOR THE PERIOD OF OCTOBER 31, 2016 TO OCTOBER 31, 2017
(unaudited)

Balance Sheet

Ceres Greens LLC
As at 31 December 2016

	31 Dec 2016	30 Nov 2016	31 Oct 2016
Assets			
Cash and Cash Equivalents			
Ceres Greens Business Checking	2,941	4,033	-
Total Cash and Cash Equivalents	**2,941**	**4,033**	-
Property, Plant and Equipment			
Farm Equipment	5,961	4,067	-
Total Property, Plant and Equipment	**5,961**	**4,067**	-
Total Assets	**8,902**	**8,100**	-
Liabilities and Equity			
Equity			
Current Year Earnings	(1,198)	-	-
Owner's Capital: Owner's Investment	10,100	8,100	-
Total Equity	**8,902**	**8,100**	-
Total Liabilities and Equity	**8,902**	**8,100**	-

CERES GREENS LLC
STATEMENTS OF OPERATIONS
FOR THE PERIOD OF NOVEMBER 1, 2016 TO OCTOBER 31, 2017
(unaudited)

Income Statement

Ceres Greens LLC
For the 3 months ended December 31, 2016

	OCT-DEC 2016
Gross Profit	-
Operating Expenses	
Advertising	10.70
Bank Service Charges	34.11
General Expense	181.98
Office Expense	69.52
Rent	1,008.00
Total Operating Expenses	**1,304.31**
Operating Income	**(1,304.31)**
Other Income / (Expense)	
Other Income	105.99
Total Other Income / (Expense)	**105.99**
Net Income	**(1,198.32)**

CERES GREENS LLC
STATEMENTS OF CASH FLOWS
FOR THE PERIOD OF NOVEMBER 1, 2016 TO OCTOBER 31, 2017
(unaudited)

Statement of Cash Flows

Ceres Greens LLC
For the 3 months ended December 31, 2016

	OCT-DEC 2016
Cash Flows from Operating Activities	
Payments to suppliers and employees	(1,304.31)
Cash receipts from other operating activities	105.99
Total Cash Flows from Operating Activities	**(1,198.32)**
Cash Flows from Investing Activities	
Payment for property, plant and equipment	(5,961.43)
Total Cash Flows from Investing Activities	**(5,961.43)**
Cash Flows from Financing Activities	
Other cash items from financing activities	10,100.41
Total Cash Flows from Financing Activities	**10,100.41**
Net Cash Flows	**2,940.66**
Cash Balances	
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	2,940.66
Net change in cash for period	2,940.66

CERES GREENS LLC
STATEMENT OF OWNER'S EQUITY
AS OF OCTOBER 31, 2017

Statement of Owners' Equity

Ceres Greens LLC
For the 3 months ended December 31, 2016

	OCT-DEC 2016
Equity	
Opening Balance	-
Current Year Earnings	(1,190.32)
Owner's Capital: Owner's Investment	10,100.41
Total Equity	8,902.09

NOTE 1 – NATURE OF OPERATIONS

Ceres Greens LLC was formed on October 31, 2016 in the State of Delaware. The financial statements of Ceres Greens LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Colchester, Vermont.

Ceres Greens is a vertical farming company focused on supplying institutional customers with fresh local produce using controlled environment agriculture methods. We were founded in Vermont and are growing leafy greens and herbs to supply to our local market area. We are transitioning from Colchester to Barre, VT with the intent long term to expand throughout the United States by establishing further farming facilities near institutional produce distributors. As a service oriented culture, we intend to hire veterans and empower them with the means to thrive post-military service in a new and growing industry. We also will seek to hire experts in the horticultural, engineering, and technology fields to promote a research and innovation culture.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of goods to the consumer, retailer, or distributor when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company maintains no current debts or liabilities.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

Class A Common Units
The Company has authorized 1,000,000 Class A Common Units with a unit value of $1.07 per unit, 1,000,000 of which have been distributed among the members according to the distributions allotted in the Operating Agreement Section 2 Paragraph 1.

Class B Common Units
The Company has authorized 107,000 Class B Common Units to be distributed through SEC Regulation CF. Class B Units have no voting or managing rights.

NOTE 6 – RELATED PARTY TRANSACTIONS

There have been no related party transactions that would have a material effect on the financial statement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after October 31, 2016 through December 31, 2016. For the period January 2017 to October 23, 2017 the Company had no revenues and did not incur any debts. The period had an average monthly operating expense of $2,320.18. The Company's material events include the signing of a lease in August 2017 for a new space to begin payments of $2,554.75 on March 1, 2018 increasing our operating expenses by $1,554.75.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest | Edit My Campaign | Secondary BETA | ICO 2.0 Summit | Tess B.

Ceres Greens is pending **StartEngine Approval.**



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Ceres Greens

Feeding the Future

Small OPO · Barre, VT · Agriculture
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Supplying humanity with fresh local produce year round from our vertical farming network.


www.ceresgreens.com

What is Vertical Farming?

Fresh. Local. Year Round.

Invest in our future.

Ceres Greens is a vertical farming company focused on supplying our customers with fresh local produce, year round. Based in Barre, Vermont we are constructing our first facility to grow leafy greens and herbs using controlled environment agricultural methods to supply our local market area with 45,000 pounds of produce monthly. As we expand, we intend to establish similar vertical farming facilities in select markets, producing a total of 360,000 pounds of produce monthly.

We seek to serve by working towards a future where healthy food is available to every person. According to the United Nations Department of Economic and Social Affairs, the global population will be between 9 and 10 billion people by 2050, primarily in cities. With ever increasing population and ever decreasing arable land in the United States and throughout the world, a crisis is looming. Controlled environment agriculture, with predictable harvests, able to be grown close to population centers, is part of the solution to meet this impending crisis.

- Jacob Isham, Co-Founder and CEO

Investment

Convertible Note | Minimum $200 Investment

Note converts to equity when the company raises $1M in a qualified equity financing.

Maturity Date: May 1, 2019
$10M Valuation Cap
15% Discount Rate
8% Yearly Interest Rate

Mission: *Supplying humanity with fresh local produce, year round, from our vertical farming network.*

Our Accomplishments So Far

Since forming Ceres Greens in October, 2016, we leased a 1,900 sq. ft. warehouse space to prototype our vertical farm and develop our plant 'recipes'. We've tested and refined, tested and refined again, again and again, resulting in a proprietary system that produces significant increases in the amount of yield within a given footprint versus greenhouse or outdoor farming, while keeping the system capital and operational costs low enough to be profitable.

In the summer of 2017, our team began meeting with the Vermont Agency of Agriculture, produce distributors, customers and local political leadership who have all expressed support for our mission. In August 2017, we leased a 12,500 sq. ft. facility on a fourteen year term with $225,000 in landlord-provided facility fitup funds. The facility is scheduled to open in January, 2018, allowing us to start **producing 1,600 pounds of produce monthly**, **scaling up to 45,000 pounds monthly** when fully built out.



Timeline of Achievements

- August 2016: Founders meeting and plan development
- October 31, 2016: Company Formation
- January 1, 2017: Secured 1 year lease of warehouse for prototype farm
- May 2017: Successful prototype implementation, planting, harvesting
- August 2017: Secured lease for 12,500 sq. ft. warehouse with $225,000 in landlord-provided funds to build out permanent farm
- September 14, 2017: Jacob receives certification in Controlled Environment Agriculture from **Veterans to Farmers** program through Colorado State University

---

Our Products



What Makes Our Produce Different?

The company grows premium leafy green and herb crops. Our ability to grow our crops is not affected by weather, short growing seasons, freezes, climate change, drought or pests. The crops are grown using 85% less water than outdoor or greenhouse farming, free of pesticides and herbicides, GMO free and can be grown anywhere in an appropriate building. We have predictable harvests in contrast to outdoor farmers who must live with unpredictable harvests.

Growing indoors allows us to maximize the use of technology to create the perfect climate conditions for growing our crops. The company uses a proprietary IOT control system to monitor and manage every aspect of our farm, to maintain the most optimum environment. We will start growing five primary crops during our first year with the ability to "grow to suit" to meet customer demand.



Arugula



Lettuces



Kale



Salad Mixes



Basil

Vertical Farming Industry

The vertical farming industry is relatively new; the concept first being introduced in 1999 by Dr. Dickson Despommier, emeritus professor of microbiology and Public Health at Columbia University. A number of companies have been formed in the intervening years to pursue vertical farming and it is now an accepted method of agricultural production. Vertical farming as a means of production, in addition to providing locally produced fresh crops, helps address environmental, political and food scarcity issues.

The vertical farming industry is rapidly growing and studies indicate the market will increase to $9.9 billion by 2025 with a compound annual growth rate of 22.4% spurred by technological innovations in sensors, environmental controls, and LED technology. Ceres Greens seeks to be a sizeable contributor to this growth and become an industry leader through our technology and commitment to our employees and our customers.

Benefits of Vertical Farming

Based on Dickson Despommier's book *The Vertical Farm*, there are many benefits of growing indoors. Here are just a few:

- **Year-round crop production**
- **Eliminates agricultural runoff**
- **Significantly reduces use of fossil fuels (farm machines and transport of crops)**
- **Makes use of abandoned or unused properties**
- **No weather-related crop failures**
- **Creates new urban employment opportunities**
- **Reduces the risk of infection from agents transmitted at the agricultural interface**


The Future of Farming
Controlled Environment Agriculture (CEA)
Where to Grow?
Greenhouse
Warehouse
Shipping Container
CEA
How to Grow?
Hydroponics
Aeroponics
Aquaponics
Benefits?
Predictable Harvest
Pesticide and GMO Free
Over 85% Water Savings

Ceres Greens is a Service Disabled Veteran Owned Small Business

In September of 2017, Jacob completed the Veterans to Farmers (VTF) Controlled Environment Agriculture (CEA) course in Denver, Colorado. The experience and mentorship gained in the program renewed our desire to work with the veteran community. As a company we will seek to provide employment opportunities for veterans to work in this new and growing industry. As we work to expand into new markets, the company will seek to hire veterans who provide leadership experience, values and important skills that will fit our company culture and help us achieve our mission of providing healthy local food to humanity.



Jacob at Veterans to Farmers in Denver, CO


Ceres Greens
www.ceresgreens.com









October 31, 2016



Ceres Greens Launches!

After several months of meetings and strategic planning, Ceres Greens LLC is formed.

January 1, 2017



Prototype Farm Location Secured

Jake and Greg start prototyping growing system and refining hydroponic growing methods.

May 2017



Prototype Complete!

Prototype growing system completed with a 12-fold increase in growing area over outdoor or greenhouse growing! We start growing basil, bok choy and green leaf lettuces.

August 2017



Permanent Farm Location Secured

With success in system development & growing crops, long-term lease signed for facility Barre, VT, plus $225K for facility improvements.

August 2017



Todd Tomasi joins Ceres Greens; aids in successfully growing crops!

Growing basil, bok choy and green leaf lettuce.

September 14, 2017

Jake Completes Veterans to Farmers Program

Jake completes VTF certification course in controlled environment agriculture in Denver, Colorado.

October 2017

Campaign Launch on Start Engine!

Ceres Greens crowdfunding campaign for $107,000 on Start Engine is launched.

December 2017



Opening Barre Facility

Begin planting crops and expanding production capacity. (ANTICIPATED)

January 2018



Delivering Produce

Our team delivers fresh local produce! (ANTICIPATED).

In the Press

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Meet the Founders





Jacob Isham

Managing Member, CEO

Jacob, our CEO, co-founded Ceres Greens in October 2016 due to a passion for local food, technology, and food security. Jacob is a native Vermonter, seventh generation farmer, and alumni of Veterans to Farmers (VTF) program for controlled environment agriculture (CEA), hydroponics, and farm management. Before Ceres Greens, Jacob worked as a Registered Representative with MassMutual from January 2016 to January 2017. He worked on consulting clients on financial planning, achieving Rising Leaders recognition after six months. Prior to MassMutual, Jacob was an Infantry Officer in the United States Army from October 2012 to January 2016. He graduated Infantry Basic Officer Leadership Course on the Commandant's List and entered the U.S. Army Ranger School at Fort Benning in 2013. Prior to finishing the course, he was medically removed and spent two years in recovery. While assigned to a Warrior Transition Unit, he was placed in positions with the Vermont Army National Guard and U.S. Department of State before being medically retired in January 2016.

Greg Kelly

Managing Member, CTO/COO

Greg, our CTO/COO, co-founded Ceres Greens out of a passion for fresh, local food to be available yearround, everywhere. Greg is a technologist and inventor, having been a founder or served as a senior executive in seven startup companies spanning forty years. He holds a US Patent for a television event marking system. Before Ceres Greens, Greg was the founder & President of HortLabs in 2015 to 2016 and CTO of FreshGreens in 2015. Prior to FreshGreens, Greg was the founder & President of TelJet Longhaul, from 2002 - 2013, where he led the company in providing telecom services to financial, educational, government, business enterprise, and telecom carrier customers.

And the Rest of the Team



Todd Tomasi

Horticulture Director

Todd, our Horticulture Director joined Ceres Greens in June 2017 working to help consult on growing methods for hydroponics and has since become an integral member of our growth. Before Ceres Greens Todd founded and operated as sole proprietor of Vermont Natural CBD and has grown legal High CBD Hemp on his property since October 2016. Prior to Vermont Natural CBD, Todd worked as a Crop Manager, Cultivator, and Extraction Manager for the Champlain Valley Dispensary from January 2015 to March 2016. He managed indoor hydroponic production and cultivation of legal medical marijuana in the State of Vermont. Todd is an experienced grower, having spent over 30 years cultivating and growing his horticultural knowledge. Todd is now able to help lend his knowledge towards growing healthy local food through sustainable agricultural practices.

Offering Summary

INVESTMENT OPPORTUNITY

Convertible Note

Note converts to equity when the company raises $1,000,000.00 in qualified equity financing

Maturity Date: May 1, 2019

$10M valuation cap

15% discount rate

8% yearly interest rate

Maximum $107,000 of convertible promissory notes ($107,000)

Minimum $10,000 of convertible promissory notes ($10,000)

Company	Ceres Greens LLC
Corporate Address	21 Metro Way, Unit 8, Barre VT 05641
Description of Business	Ceres Greens is a vertical farming company focused on growing and selling leafy green produce. We are owned and operated as a service disabled veteran owned small business.
Type of Security Offered	Convertible Promissory Notes
Minimum Investment Amount (per investor)	$200.00

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

What is vertical farming? And why do we need it?

According to the United Nations Department on Economic and Social Affairs, planet Earth will have between 9 and 10 billion people on the planet by 2050.

And, the UN also reports that there are already almost 800 million undernourished people on the planet today. That's one out of every nine human beings living without proper nutrition.

With threats from climate change, desertification, unsustainable farming practices, and environmental decay resulting in the loss of farmland; we as a species must find innovative solutions to feed more people with less land.

Vertical farming is one part of the solution. By returning production closer to the point of consumption and using new technologies, we can help be part of a global solution for food security. Growing food indoors using hydroponics in a controlled environment allows us to farm anywhere without the risks of bad weather or climate change. And we can grow pesticide and GMO free resulting in a healthier product.

Instead of hoping for the right conditions to farm, we make the right conditions to farm. And produce the food we need to keep more us fed and healthy!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

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THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% Corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed (the "Oversubscription Offering"). Providing that subscriptions for Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

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(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

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(c) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) Eligibility of the Company to Make an Offering under Section 4(a)(6).The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

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(f) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering

Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

	If to the Company, to:	
	If to a Subscriber, to Subscriber's address as shown on the signature page hereto	

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%% (print aggregate purchase

	price)
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of: %%SUBSCRIBER_DETAILS_WITH_TAX_ID%% %%SUBSCRIBER_SIGNATURE%% Date	

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%	%%TODAY%% ,

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the first business following the date months after the Issuance Date (the "Maturity Date"). The "Issuance Date" is the date of the final closing held by Company under the Subscription Agreement.

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 8% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its Convertible Promissory Notes to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Convertible Promissory Notes resulting in gross proceeds to the Compnay of at least $

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.

For the purposes of this Note: see note

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

Default. if there shall be any ***"Event of Default"*** hereunder, See note

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%
Investor:
By: ____%%SUBSCRIBER_SIGNATURE%%____
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%